Filed Pursuant to Rule 433

Registration No. 333-173929

Term Sheet dated January 30, 2013

SCORPIO TANKERS INC.

30,672,000 Shares of Common Stock, Par Value $0.01 Per Share

Issuer:	Scorpio Tankers Inc. (“Scorpio”)

Ticker / Exchange:	STNG / NYSE

Title of Securities:	Common Stock, Par Value $0.01 Per Share

Offering:	30,672,000 shares of common stock

Public Offering Price:	$7.50 per share

Estimated Net Proceeds to Scorpio:	$222.1 million, after deducting placement agents’ fees and estimated expenses

Use of Proceeds:

Scorpio intends to use the net proceeds of this offering for vessel acquisitions, working capital and other general corporate purposes.

Scorpio is engaged in discussions with counterparties on a continuous basis and intends to make opportunistic vessel acquisitions at attractive prices. As a result of the receipt of the net proceeds of this offering, Scorpio may purchase newbuilding vessels or secondhand vessels that meet its specifications, either directly from shipyards or from the current owners. While Scorpio has not entered into a definitive agreement with any counterparties, it expects, as a result of its ongoing discussions, to be able to negotiate attractive purchase terms for suitable vessels expeditiously following this offering. Scorpio expects to borrow under new and existing credit facilities to fund its future vessel acquisitions and may use such borrowings under existing credit facilities, together with the net proceeds of this offering, to fund the purchase of one or more new vessels.

Risk Factors:	An investment in the Common Stock involves a high degree of risk. Please carefully consider the additional risk factor noted below as well as the risks in Scorpio’s Annual Report on Form 20-F for the year ended December 31, 2011 and the other documents Scorpio has included or incorporated by reference in Scorpio’s registration statement (Registration No. 333-173929), including the prospectus therein, pursuant to which the Common Stock being offered in this offering was registered. The occurrence of one or more of those risk factors could adversely impact Scorpio’s results of operations or financial condition.

Additional Risk Factor:

The market values of Scorpio’s vessels may decrease, which could limit the amount of funds that Scorpio can borrow or trigger certain financial covenants under Scorpio’s current or future credit facilities and Scorpio may incur a loss if it sells vessels following a decline in their market value.

During the period a vessel is subject to a charter, Scorpio will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ agreement. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the fair market value of Scorpio’s vessels would also be depressed. The fair market values of Scorpio’s vessels have generally experienced high volatility. The fair market value of Scorpio’s vessels may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and dayrates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of Scorpio’s vessels declines, Scorpio or its subsidiaries may not be in compliance with certain provisions of their credit facilities and Scorpio may not be able to refinance its debt, obtain additional financing or make distributions to its shareholders and its subsidiaries may not be able to make distributions to Scorpio. The prepayment of certain credit facilities may be necessary to cause Scorpio to maintain compliance with certain covenants in the event that the value of its vessels fall below certain levels. Additionally, if Scorpio sells one or more of its vessels at a time when vessel prices have fallen and before Scorpio has recorded an impairment adjustment to its consolidated financial statements, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, Scorpio may have to record an impairment adjustment in its financial statements, which could adversely affect its financial results and condition.

Lock-Up Agreements:	Scorpio and each of its executive officers and directors have entered into lock-up agreements with the placement agents providing that, without the prior written consent of RS Platou Markets, Inc., Scorpio and such officers and directors will not, among other things, offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 30 days from the date of the final prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions are subject to certain exceptions, including issuances upon the exercise of options or warrants or the conversion of securities outstanding on the date of the final prospectus supplement related to this offering, certain transactions relating to securities acquired in open market transactions after the completion of this offering, transfers of shares of common stock or securities convertible into common stock as bona fide gifts or to limited partners or stockholders of the transferor, the establishment of a Rule 10b5-1 trading plan, or awards under
Scorpio’s 2010 equity incentive plan, in each case subject to certain restrictions.

Settlement Date:	February 4, 2013

Recent Developments:

Scorpio expects a fourth quarter 2012 adjusted loss per share to be within a range of $0.04 to $0.09 per share, excluding a $1.0 million, or $0.02 per share, unrealized loss attributable to the discontinuation of hedge accounting of the Scorpio’s interest rate swaps with an aggregate notional amount of $51,000,000.

Scorpio took delivery of the sixth vessel under its Newbuilding program, STI Sapphire, in January 2013. Upon delivery, the vessel began a time charter for up to 80 days at $20,750 per day. The vessel was partially financed by the Scorpio’s 2011 Credit Facility.

Scorpio’s seventh and eighth newbuildings, to be named STI Emerald and STI Beryl, are expected to be delivered before the end of March and end of April, respectively. On delivery, both vessels are expected to be employed on time charters of up to 120 days at $19,250 per day plus an adjustment based on actual fuel consumption.

In January 2013, Scorpio took delivery of a 2007 built, 49,999 DWT MR product tanker on a one year time charter-in agreement at $14,000 per day. The agreement also contains an option for Scorpio to extend the charter by one year at $15,000 per day.

Scorpio also took delivery of the following previously announced vessels:

•       A 2003 built, 72,344 DWT LR1 product tanker in January 2013 on a two year time charter-in agreement at approximately $11,250 per day. Scorpio has an option to extend the charter for an additional year at $12,500 per day. Additionally, Scorpio has entered into an agreement with the vessel owner whereby Scorpio splits all of the vessel’s profits above the daily base rate.

•       A 2008 built, 115,406 DWT LR2 product tanker in January 2013 on a one year time charter-in agreement at $16,000 per day. Scorpio has options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

Sole Manager:	RS Platou Markets, Inc.

Placement Agents:

RS Platou Markets AS

CIS Capital Markets LLC

DNB Markets, Inc.

Evercore Group L.L.C.

RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, will offer and place shares of common stock with investors though RS Platou Markets, Inc., an affiliated U.S. broker-dealer. The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under The Securities Exchange Act of 1934, as amended.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC that are incorporated by reference in that prospectus for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer or any placement agent participating in the offering will arrange to send you the prospectus if you request it by calling RS Platou Markets, Inc. at 1-212-317-7080 or by emailing office@platou.com.

This communication should be read in conjunction with the prospectus included in the registration statement and the information incorporated by reference therein. The information in this communication supersedes the information in the prospectus to the extent it is inconsistent with the information in such prospectus.

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